United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

TECK RESOURCES LIMITED

___________________________________________________________________

 (Name of Issuer)

Class B Subordinate Voting Shares

___________________________________________________________________

(Title of Class of Securities)

878742204

___________________________________________________________________

 (CUSIP Number)

December 31, 2022

_____________________________________________________________________________

 (Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 878742204	13G

1.	NAMES OF REPORTING PERSONS China Investment Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 52,286,774
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 52,286,774
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,286,774
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The calculation is based on a total of 504.5 million Class B subordinate voting shares outstanding as of October 26, 2022, as reported in the Issuer’s (as defined below) current report on Form 6-K furnished to the Securities and Exchange Commission (the “Commission”) on October 28, 2022.

CUSIP No. 878742204	13G

1.	NAMES OF REPORTING PERSONS Fullbloom Investment Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 52,286,774
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 52,286,774
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,286,774
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2) The calculation is based on a total of 504.5 million Class B subordinate voting shares outstanding as of October 26, 2022, as reported in the Issuer’s (as defined below) current report on Form 6-K furnished to the Commission on October 28, 2022.

Item 1(a) Name of Issuer

Teck Resources Limited (“Issuer”)

Item 1(b) Address of Issuer’s Principal Executive Offices

Suite 3300, Bentall 5

550 Burrard Street

Vancouver, BC

Canada V6C 0B3

Item 2(a) Name of Persons Filing

China Investment Corporation (“CIC”)

Fullbloom Investment Corporation (“Fullbloom”)

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of CIC is as follows:

New Poly Plaza

No. 1 Chaoyangmen Beidajie

Dongcheng District

Beijing 100010

People’s Republic of China

The address of Fullbloom is as follows:

Room 1710-B, New Poly Plaza

No. 1 Chaoyangmen Beidajie

Dongcheng

Beijing 100010

People’s Republic of China

Item 2(c) Citizenship

CIC is established under the Company Law of the People’s Republic of China.

Fullbloom is established under the Company Law of the People’s Republic of China.

Item 2(d) Title of Class of Securities

Class B Subordinate Voting Shares

Item 2(e) CUSIP Number

878742204

Item 3	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4	Ownership

The securities being reported are held by Fullbloom, which is controlled by CIC. CIC is a wholly state-owned company incorporated under the Company Law of the People’s Republic of China.

Reporting Person	Amount Beneficially Owned	Percent of Class
CIC	52,286,774	10.4%*
Fullbloom	52,286,774	10.4%*

Reporting Person	Voting Power		Dispositive Power
	Sole	Shared	Sole	Shared
CIC	0	52,286,774	0	52,286,774
Fullbloom	0	52,286,774	0	52,286,774

* The calculation is based on a total of 504.5 million Class B subordinate voting shares as of October 26, 2022, as reported in the Issuer’s current report on Form 6-K furnished to the Commission on October 28, 2022.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of January 30, 2023.

CHINA INVESTMENT CORPORATION

By:	/s/ PENG, Chun
	Name:	PENG, Chun
	Title:	Chairman & Chief Executive Officer

FULLBLOOM INVESTMENT CORPORATION

By:	/s/ GUO, Xiangjun
	Name:	GUO, Xiangjun
	Title:	Executive Director & President

Exhibit Index

Exhibit A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission by the reporting persons on July 24, 2009).